File No. 70-10294

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM U-1/A
AMENDMENT NO. 3
TO THE
APPLICATION-DECLARATION
UNDER
THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Exelon Corporation	Public Service
(and the Subsidiaries listed on the	Enterprise Group Incorporated
Signature Page hereto)	(on behalf of the Subsidiaries listed
10 South Dearborn Street	on the Signature Page hereto)
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name of companies filing this statement and address of principal executive office)
Exelon Corporation
(Name of top registered holding company)

Randall E. Mehrberg	R. Edwin Selover
Executive Vice President and	Senior Vice President and
General Counsel	General Counsel
Exelon Corporation	Public Service Enterprise
10 South Dearborn Street	Group Incorporated
37th Floor	80 Park Plaza
Chicago, IL 60603	Newark, New Jersey 07102
(Name and address of agent for service)
The Commission is requested to send copies of all notices, orders and communications in connection with this Application-Declaration to:

Scott N. Peters	Tamara L. Linde
Constance W. Reinhard	Jason A. Lewis
Exelon Corporation	PSEG Services Corporation
10 South Dearborn Street, 35th Floor	80 Park Plaza
Chicago, Illinois 60603	Newark, New Jersey 07101
312-394-3604	973-430-8058

Joanne C. Rutkowski	Timothy M. Toy
Baker Botts L.L.P.	Bracewell & Giuliani LLP
1299 Pennsylvania Ave., NW	1177 Avenue of the Americas
Washington, DC 20004	New York, NY 10036-2714
202-639-7785	212-508-6118

William J. Harmon
Jones Day
77 West Wacker, Suite 3500
Chicago, Illinois 60601
312-782-3939

  i

     Applicants hereby incorporate by reference Amendment No. 2 to the application/declaration in File No. 70-10294 and provide the following supplemental information:
Item 1. Description of Proposed Transaction
     A. Introduction
     On December 29, 2005, the Securities and Exchange Commission (the “Commission” or “SEC”) issued a notice in File No. 70-10294 under the Public Utility Holding Company Act of 1935 (the “1935 Act” or “Act”), relating to the proposed merger (the “Merger”) of Exelon Corporation (“Exelon”) and Public Service Enterprise Group Incorporated (“PSEG” and, together with Exelon, the “Applicants”). The return date on the notice is January 23, 2006.
     Applicants are hereby asking the Commission to take such action as it may deem necessary to make findings under Section 11(b) of the Act in connection with the required asset divestiture (“Divestiture”) described more fully in Item 3(b) (“Section 11(e) Plan”). In the Commission’s discretion, such findings could be incorporated in an order approving the Merger and related transactions. In the alternative, the Commission could make the requested findings in an order approving the Applicants’ Section 11(e) Plan. Such findings are necessary to preserve for Applicants the ability to qualify for certain tax relief in connection with the Divestiture. Applicants believe that the net present value of the relief would exceed $100 million.
     Applicants understand that the Commission could choose not to act, given the pendency of repeal and the press of other business.1   They believe, however, that the better course would be for the Commission to make the requested findings, which are consistent with the facts and the law, and leave to the Internal Revenue Service the application of tax law to those findings. In support of their request, Applicants note the following:
     The Commission Staff has indicated that it has no substantive problems with the Merger as such. The record in this matter is largely complete and Applicants believe that the Commission could properly issue an order at the completion of the notice period, approving the Merger and related transactions.2  Rather than press for the issuance of a comprehensive order, Applicants instead suggest that the Commission might focus on the one aspect of its authorization that will have continuing effect post-repeal, namely, findings in connection with the “very substantial divestiture of generation” that will form the predicate for tax relief under section 1081 of the Internal Revenue Code of 1986, as amended (“Code”).
▪	Section 1081 is one of a series of tax provisions intended to mitigate the economic consequences of certain government-compelled actions.

[1]	On Monday, August 8, 2005, the Energy Policy Act of 2005 (H.R. 6, 109th Cong.) was signed by the President and became law, Pub.L. 109-58. Title XII of the Energy Policy Act is the Electricity Modernization Act of 2005 (the “Modernization Act”). Subtitle F of the Modernization Act, the Public Utility Holding Company Act of 2005 (“PUHCA 2005”) repeals the 1935 Act, effective six months after the date of enactment (February 8, 2006 or the “Effective Date”).

[2]	Applicants have not yet received an order from the New Jersey Board of Public Utilities. While the Commission typically waits until all state approvals have been received, where circumstances warrant, the Commission has issued merger orders, the effectiveness of which is conditioned upon receipt of a subsequent state approval. See Northeast Utilities, Holding Co. Act Release No. 25221 (Dec. 21, 1990) (“Pursuant to rule 24(c)(2), when an issue under state law is raised, we may approve the transaction under section 10, subject to compliance with state law.”), citing Central and South West Corporation, Holding Co. Act Release No. 22635 (Sept. 16, 1982).

▪	Of interest here, section 1081 permits a party to defer recognition of gain on transactions that have been found to be “necessary or appropriate to effectuate the provisions of Section 11(b)” of the 1935 Act.

▪	Further, a party’s ability to avail itself of the benefits of section 1081 survives repeal of the Act. See section 1271(c) of the Energy Policy Act of 2005, which expressly provides that: “Tax treatment under section 1081 of the [Code] as a result of transactions ordered in compliance with the [Act] shall not be affected in any manner due to the repeal of that Act and the enactment of the Public Utility Holding Company Act of 2005.”[3]
     The Commission can make the requested findings on the basis of the record before it, regardless of whether it ultimately passes on the Merger as a whole. The predicate for the Section 11(b) finding exists in the form of the approvals that have already been granted by the Federal Energy Regulatory Commission (“FERC”).
▪	In its July 1, 2005 order approving the Merger, the FERC determined that a “very substantial divestiture of generation,” including the divestiture by sale of 4,000 MW of generating capacity, was necessary to address potential anticompetitive consequences of the Merger.[4]

▪	In the ordinary course of its review, the Commission would “watchfully defer” to the FERC’s action, including the need for divestiture, for purposes of its findings under Section 10(b)(1) of the 1935 Act that the Merger not result in a “concentration of control of public-utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers.”[5]

[3]	In addition, Congress has passed legislation (HR 4440) that includes technical corrections that, among other things, repeal Section 1081 prospectively. The technical explanation of the Senate bill contains the following description regarding the technical correction dealing with the 1935 Act and Section 1081 repeal:

Repeal of the Public Utility Holding Company Act of 1935 (Act sec. 1263).-The provision repeals sections 1081-1083 of the Code (relating to exchanges in obedience to SEC orders) to conform to the repeal of the Public Utility Holding Company Act of 1935. The repeal does not apply to any exchange, expenditure, investment, distribution, or sale made in obedience to an order of the Securities and Exchange Commission.

Id. at p. 75.

[4]	At the time they announced their Transaction, Applicants noted that, absent divestiture, the Merger could create significant market power concerns. To that end, Applicants proposed, and the FERC accepted, a mitigation plan (the “Mitigation Plan”) to address FERC requirements for competitive markets. A substantial part of the Mitigation Pan is the proposed “very substantial divestiture of generation.” See Order Authorizing Merger under Section 203 of the Federal Power Act, 112 FERC 61,011 (July 1, 2005) (the “FERC Merger Order”). In December, 2005, the FERC affirmed its decision. In addressing the arguments raised on rehearing, the FERC emphasized that the proposed merger included mitigation measures to curb any competitive harm that might arise from the utilities’ merger through “substantial divestiture of generation and several compliance filings.”

[5]	The Commission has long believed, and the courts have agreed, that it is appropriate for the Commission to “look to” or “watchfully” defer to the expertise of the FERC in matters such as these, involving the operation and regulation of competitive energy markets. See Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999) (“when the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may ‘watchfully defer[]’ to the proceedings held before — and the result reached by — that other agency”), citing City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358 (D.C. Cir. 1992).
          In so doing, the Commission would incorporate by reference the conditions of the FERC order, including the divestiture requirement . Thus, even if the Commission did not expressly order divestiture, it would incorporate by reference the FERC requirement.

▪	The findings and remedies under Section 10(b)(1) of the Act are intended to ensure, among other things, that the resulting electric utility system is “not so large as to impair . . . the effectiveness of regulation” under Section 11(b)(1) of the Act (by reference to Section 2(a)(29) of the Act).
     Further, the interrelation of the FERC and SEC findings, on the one hand, and Sections 10(b)(1) and 11(b)(1) of the 1935 Act, on the other, are well established.
▪	Concerning the FERC and SEC findings, the Federal Power Act and the 1935 Act are coordinate titles of the Public Utility Act of 1935. Responsibility, sometimes overlapping, was allocated between the two agencies with the goal of ensuring “effective public regulation” of the utility industry. See Sections 1(b) and 1(c) of the 1935 Act. The legislative history makes clear that the purpose of Section 11 of the Act “is simply to provide a mechanism to create conditions under which effective Federal and State regulation will be possible.” S. Rep. No. 621, 74th Cong., 1st Sess. 11 (1935) (Report of Senator Wheeler from the Committee on Interstate Commerce).

▪	Findings under Sections 10 and 11 of the 1935 Act are even more closely linked. Simply stated, “Sections 9 and 10 are preventive in purpose. Their essential function is to avoid recreating, by acquisition, what Section 11(b) was designed to undo or eliminate.” Public Service Company of Oklahoma, Holding Co. Act Release 19090 (July 17, 1975); see also American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (footnotes omitted) (noting that “Section 10, in particular was intended to prevent acquisitions which would be ‘attended by the evils which have featured the past growth of holding companies.’”).
     Finally, Section 11(e) of the Act provides a mechanism by which the Commission can address the Section 11(b) issues in isolation, reserving jurisdiction over Applicants’ other requests.
▪	As the United States Supreme Court has explained: “Section 11(e) merely permits the holding companies to formulate their own programs for compliance with § 11(b)(1) or to submit plans in conformity with prior Commission orders under § 11(b), . . . .” American Power Co. v. SEC, 329 U.S. 90, 119 (1946).
     In this matter, the standards for approval of a plan, that it be both “necessary to effectuate the provisions of” Section 11(b), and “fair and equitable to the persons affected by such plan,” are met.
▪	The Commission has declared that “[a] plan is ‘necessary’ within the meaning of section 11(e), . . . if it accomplishes the objectives required by section 11(b) in an appropriate manner.” Midland Utilities, 24 S.E.C. 463, 475 (1946). “It thus seems clear that Section 11(e) permits a company to propose particular transactions which under our ordinary practice we would not, or perhaps could not, specifically require by order under Section 11(b).” See also Mission Oil Co., 35 S.E.C. 540 (1954) (in which the Commission authorized a Section 11(e) plan to enable applicant to obtain tax relief).

▪	Consistent with Commission precedent, Applicants’ Divestiture plan is “necessary” to ensure that the resulting electric-utility system is “not so large as to impair . . . the effectiveness of regulation” (Section 11(b)(1) by reference to Section 2(a)(29)).

▪	The Divestiture plan is also “fair and equitable” to the public interest and the interest of investors and consumers, the “protected interests” under the Act.

°	If, for some reason, the Merger does not close, the order approving the Section 11(e) Plan will be of no effect, other than for tax relief purposes.[6]

°	If, however, as Applicants anticipate, the Merger does close in the first half of 2006, the tax deferrals will contribute to the financial health of the merged company and so be in the “public interest” for purposes of the Act.

°	Similarly, although the 1935 Act does not provide extra protection for shareholders of registered holding companies, the tax deferrals will clearly be beneficial to the interest of investors and, by bolstering the financial health of the merged company, similarly beneficial to the interests of consumers

°	Moreoever, the 1935 Act is still effective through February 8, 2006 and the Applicants are requesting relief under the currently effective 1935 Act. While effective, the Commission should affirmatively act and should not, through procedural or other delays, disregard the Applicants’ rights to obtain a fair determination under the 1935 Act.
     Applicants submit that the circumstances — a major merger involving an unprecedented amount of divesture and legislation that offers significant potential relief in connection with that divestiture — clearly warrant Commission action. The sole operative effect of the requested order would be to enable Applicants to qualify for tax relief. Even with the Commission’s order, there is no guarantee that the Internal Revenue Service will agree that they are entitled to the relief. Absent such an order, however, Applicants will have no basis for seeking such relief and the potential tax savings — with net present value in excess of $100 million — will be irrevocably lost to the very interests the Act was intended to protect. Accordingly, Applicants urge the Commission to issue an order making the necessary findings prior to February 8, 2006, the effective date of repeal.
     B. Exelon Generation Restructuring
     After obtaining any appropriate third-party consents, including consents of certain PSEG Power debt holders to certain amendments of PSEG Power debt agreements, the Applicants will undertake the Exelon Generation Restructuring such that PSEG Power and its direct subsidiaries PSEG Nuclear, PSEG Fossil and PSEG ER&T will all cease to exist as separate entities and will become part of Exelon Generation. The business functions of these former PSEG entities will become a part of their respective Exelon Generation business unit. The subsidiaries owned by these PSEG entities will be retained as direct subsidiaries of Exelon Generation, which will continue to be an electric utility company for purposes of the Act. It is contemplated that the Exelon Generation Restructuring will take place contemporaneously with the closing of the Merger. See Exhibits G-1, G-2 and G-3 hereto for diagrams of the pre-Merger and post-Merger corporate structures.
     It is anticipated that the current subsidiaries of PSEG Fossil that own and/or operate electric generation facilities will remain subsidiaries of Exelon Generation as “exempt wholesale generators” (“EWG“s). The Exelon Generation Restructuring will not result in any new “public utility” subsidiary of Exelon Generation.

[6]	Applicants acknowledge that the proposed Section 11(e) plan is forward-looking and contingent on events that may take place, if at all, only after the effective date of repeal They believe, however, that there are two important points in this regard: (i) Section 1271(c) of the Energy Policy Act of 2005 expressly contemplates that parties will be able to rely post-repeal on Commission orders that have been issued prior to the effective date of repeal; and (ii) the Commission routinely issues forward-looking orders; financing orders, for example, routinely authorize a wide range of transactions that may or may not occur in the future.

     Applicants seek such approval as may be required for the Exelon Generation Restructuring.7
     C. Generation Transactions
          1. Generation Divestiture — Overview
     The proposed Merger will increase the total capacity of generation resources owned or controlled by Exelon. To ensure that the combined company does not have market power in any relevant market, Exelon and PSEG have proposed the Mitigation Plan designed to address in full the FERC’s requirements for competitive markets. As part of the plan, the companies have proposed a divestiture as further described in this Item 1(C) (the “Generation Divestiture”) — to divest a number of coal, mid-merit, and peaking generating plants. The Mitigation Plan also provides for the transfer of control of the output of a portion of their baseload nuclear generating capacity.
     The final divestiture proposal made by Applicants and approved by the FERC in the FERC Merger Order will result in Applicants divesting 6,600 MW of electric generating capacity. Of this, 4,000 MW will be physically divested fossil generation. Under the FERC Merger Order, Applicants are required to make a compliance filing to the FERC within 30 days of the completion of their physical divestiture, providing an analysis of the Merger’s effect on competition in energy and capacity markets, given actual plants and assets divested and the actual acquirers of the divested assets. If the analysis shows that the Merger’s harm to competition has not been sufficiently mitigated, Applicants must propose additional mitigation at that time. The divestiture of the 4,000 MW contemplated in the FERC Merger Order plus any subsequent physical divestiture ordered by the FERC as necessary additional mitigation is referred to herein as the Generation Divestiture.
     Rather than divest their nuclear baseload units, the Applicants have proposed, and the FERC has accepted, a “virtual divestiture” whereby they will divest, through sales of long-term firm energy rights, 2,600 MW of nuclear generating capacity in PJM East. Such “virtual divestiture” will take the form of the FERC jurisdictional wholesale power transactions and will not constitute the disposition of “utility assets” within the meaning of the Act, therefore, no approval by the Commission is required for the virtual divestiture.
     Exhibit G-4 to the Application previously filed herein is a listing of generation facilities subject to divestiture as initially proposed by Exelon and PSEG (1,000 MW of peaking capacity and a total of 1,900 MW of mid-merit capacity of which 550 MW would be coal-fired). Subsequent to filing the Application, the proposed Generation Divestiture was expanded by an additional 1,100 MW for the total divestiture as approved in the FERC Merger Order of 6,600 MW as noted above and certain other generation facilities were added to the list subject to divestiture. See Exhibit G-4.1 for the final list of the facilities that may be subject to the Generation Divestiture.
     The FERC Merger Order requires Applicants to execute sales agreements and make appropriate filings at the FERC within twelve (12) months of the closing of the Merger in order to implement the Generation Divestiture. The Applicants intend to commence the divestiture process more quickly, but 12

[7]	As explained more fully herein, the FERC has granted the necessary approvals related to the Exelon Generation Restructuring. The New Jersey Department of Environmental Protection (“NJDEP”) has determined that the Industrial Site Recovery Act (“ISRA”) does not apply to the Merger and its related corporate reorganizations including the Generation Restructuring. Filings have also been made with the Connecticut Siting Council (the “Siting Counsel”) and the Connecticut Department of Environmental Protection (“CDEP”) with respect to the implications of the Merger and the Generation Restructuring to the generating stations located in Connecticut and owned by a subsidiary of PSEG Fossil. The Siting Counsel has approved the Merger and CDEP approval will be sought closer to the expected time of the Merger (CDEP approvals are valid only for ninety days).

months may be necessary to conduct a sales process, negotiate all necessary agreements and file for all necessary regulatory approvals.
     As explained more fully herein, the FERC has approved the Merger based upon, among other things, the Mitigation Plan and Applicants are asking the Commission to make the necessary findings to support relief pursuant to section 1081 of the Code with respect to the Generation Transactions. None of the proposed mitigation, including the Generation Divestiture, would adversely affect the integration of the combined electric utility operations for purposes of the Act.
     Applicants propose to effect the Generation Divestiture pursuant to a voluntary plan under Section 11(e) of the Act. The Commission has consistently held that a plan under Section 11(e) of the Act may be found “necessary” if it provides an appropriate means to achieving results required by Section 11(b) of the Act. See, e.g., Northeast Utilities, Holding Co. Act Release No. 24908 (June 22, 1989) (approving a Section 11(e) plan to dispose of gas distribution system assets via a spin-off of common stock of a newly constituted holding company system). Under Section 11(e) of the Act, the Commission shall approve a plan if it finds that:
•	the plan is fair and equitable to persons affected by the plan; and

•	the plan is necessary to carry out the provisions of Section 11(b) of the Act.
In this matter, the Generation Divestiture has been found by the FERC to be necessary and in the public interest as the fundamental underpinning of the FERC Merger Order. Generation Divestiture has or will be an essential aspect of the effective performance by the FERC, of its regulatory role. The reduction in the size of the combined company’s generation fleet to reduce market power and so provide for the effectiveness of regulation is at the core of the Act’s Section 11(b) “integrated public-utility system” mandate. Since the Generation Divestiture will be an essential aspect of the exercise of non-Commission regulatory oversight of the Merger, the Generation Divestiture has become an appropriate means of achieving the Act’s Section 11(b) mandate.
     2. Generation Transactions — Background
     Exelon Generation owns or controls all of the Exelon system’s generating assets including the electric generating units that are subject to being divested as part of the Generation Divestiture.
     PSEG Fossil is an EWG under Section 32 of the Act and a wholly-owned subsidiary of PSEG Power. PSEG Fossil owns directly the electric generating units that are subject to being divested as part of the Generation Divestiture.
     3. Exelon Generation Restructuring
     After obtaining necessary approvals and third party consents, PSEG Power and PSEG Fossil will cease to exist as separate entities and will become part of Exelon Generation. Accordingly, the Generation Transactions will be specified in this Application on the assumption that the Exelon Generation Restructuring will precede the Generation Divestiture Restructuring and the Generation Divestiture.
     4. Divestiture Generation Restructuring
     In order to maximize the amount a buyer would be willing to pay for the Subject Assets, defined below, the Applicants are considering alternative options for effecting the disposition by sale of the electric generating assets listed in Exhibit G-10 (the “Subject Assets”), as required by the Generation Divestiture.8 Subsequent to the Merger but prior to the implementation of any of the options set forth below, Exelon

[8]	Exhibit G-11 reflects Subject Assets owned by PSEG Fossil and Exhibit G-12 reflects the Subject Assets owned by Exelon Generation prior to the Consolidating Transfers.

would cause the assets listed in Exhibit G-11 owned by PSEG Fossil to be transferred to Exelon Generation, which currently owns the assets listed in Exhibit G-12 (the “Consolidating Transfers”). Pursuant to Option 2 described below, an internal restructuring would occur immediately prior to the disposition of the Subject Assets to the buyer that would change the ownership structure of the Subject Assets. The particular tax characteristics of the sale of a generating unit, including the buyer’s desired business and tax structures, would determine which option would be utilized. Because there are likely to be multiple buyers of the Subject Assets (each such buyer a “Third Party”), the Applicants may utilize either of the disposition options to effectuate the sale of the Subject Assets to each Third Party (the disposition to each such Third Party is referred to herein as a “Divestiture Transaction”). Each of the Subject Assets would be acquired pursuant to each Divestiture Transaction in exchange for cash and/or notes (the “Transfer Consideration”).
Option 1: Exelon Generation would sell each of the assets listed in Exhibit G-13 to a Third Party pursuant to the Divestiture Transaction in exchange for the Transfer Consideration. Exelon Generation may distribute to Exelon (via Ventures) the Transfer Consideration received.

Option 2: Exelon Generation would sell, in exchange for an amount of cash equal to the Transfer Consideration, each of the assets listed in Exhibit G-14 to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that asset in Exhibit G-14. Exelon Generation may distribute to Exelon (via Ventures) the cash received. Ventures would then sell all of the interests in the Acquiring Sub to the Third Party in exchange for the Transfer Consideration.
     The particulars of the option selected for each Divestiture Transaction would be specified in the applicable post-Merger FERC compliance filing. Each of the steps outlined in Option 2 above could occur simultaneously.
     5. Summary of Relevant Provisions of the Internal Revenue Code
     Code section 1081(b)(1) provides for the nonrecognition of gain or loss from a sale or exchange of property made in obedience to a Commission order; however, gain will not be recognized only to the extent that it can be (and is) applied to reduce the basis of the transferor’s remaining assets as provided in Code section 1082(a)(2). In the event that the transferor receives “nonexempt property” in the exchange,9 Code section 1081(b)(2) mandates that gain be recognized unless, within 24 months of the exchange, the transferor uses the nonexempt property to acquire property other than nonexempt property or invests the nonexempt property in accordance with that paragraph, and an order of the Commission recites that such expenditure or investment is necessary or appropriate to the integration or simplification of the transferor’s holding company system.
     Code section 1081(d) provides for the nonrecognition of gain or loss from certain intercompany transactions between members of the same system group if such transactions are made in obedience to a Commission order. System group is defined in Code section 1083(d) to include, as a general matter, corporations connected by common ownership with at least 90 percent of each class of stock of the corporations owned by other members of the system group.
     6. Section 1081 Recitals

[9]	The term “nonexempt property” is defined in Code section 1083(e) to include, among other things, cash and indebtedness of the transferor that is cancelled or assumed by the purchaser in the exchange.

     It is requested that the order of the Commission on this Application: (i) recite that the sale or disposition of generating units as part of the Generation Transactions is necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and (ii) require post-Merger Exelon to take appropriate actions to cause its direct and indirect subsidiaries, as the case may be, to complete the Generation Divestiture as required in order to comply with the FERC Merger Order.10
     In particular, the Applicants request that the Commission include the following in its order:
     The transfer of the assets listed in Exhibit G-11 from PSEG Fossil to PSEG Power, followed by the transfer of the interests in PSEG Power by Exelon to Ventures and then by Ventures to Exelon Generation, followed by the transfer of the assets listed in Exhibit G-11 by PSEG Power to Exelon Generation, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and Exelon shall cause PSEG Fossil to transfer to PSEG Power the assets listed in Exhibit G-11, followed by the transfer of the interests in PSEG Power by Exelon to Ventures and then by Ventures to Exelon Generation, followed by the transfer of the assets listed in Exhibit G-11 from PSEG Power to Exelon Generation, in exchange for cash and/or notes (the notes referred to as the “Consolidation Notes”) in accordance with section 1081(d) of the Code.
     Each sale of the assets listed in Exhibit G-13 from Exelon Generation to a Third Party is found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; each sale of the assets listed in Exhibit G-13 by Exelon Generation shall be made to the Third Party in exchange for cash and/or notes in accordance with section 1081(b)(1) of the Code; and to the extent that the cash and/or notes received in such sale constitutes “nonexempt property,” Exelon shall cause such proceeds to be reinvested within 24 months of the divestiture date in a manner that complies with section 1081(b)(2) of the Code, which includes the satisfaction by Exelon Generation of the Consolidation Notes.
     Each sale of the assets listed in Exhibit G-14 from Exelon Generation to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that specific asset in Exhibit G-14, followed by each sale of such Acquiring Sub stock by Ventures to a Third Party, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; each sale of the assets listed in Exhibit G-14 by Exelon Generation shall be to the corporation wholly-owned by Ventures that is listed as the “Acquiring Sub” next to that specific asset in Exhibit G-14 in exchange for cash in accordance with section 1081(d) of the Code, and shall be followed by the sale of such Acquiring Sub stock by Ventures to a Third Party in exchange for cash and/or notes in accordance with section 1081(b) of the Code; and to the extent that the cash and/or notes received in the sale of the Acquiring Sub stock to the Third Party constitutes “nonexempt property,” Exelon shall cause such proceeds to be reinvested within 24 months of the divestiture date in a manner that complies with section 1081(b)(2) of the Code, which includes the satisfaction by Exelon Generation of the Consolidation Notes.
     Each distribution by Exelon Generation to Ventures, followed by each distribution by Ventures to Exelon, of the cash and/or notes received by Exelon Generation on the sale of the assets listed in Exhibit G-13 to a Third Party or the assets listed in Exhibit G-14 to an Acquiring Sub, and each distribution from

[10]	The Commission has issued a number of orders making similar Section 1081-related tax recitals in connection with other divestitures in compliance with orders under Section 11(b)(1) of the Act in furtherance of voluntary Section 11(e) plans. See, e.g., Ameren Corp., Holding Company Act Release No. 27645 (January 29, 2003); KeySpan Corp., Holding Company Act Release No. 27541 (June 19, 2002); NiSource, Inc., Holding Company Act Release No. 27525 (April 29, 2002) and Progress Energy, Inc., Holding Company Act Release No. 27444 (Sept. 26, 2001).

Ventures to Exelon of the cash and/or notes received on the sale of the stock of Acquiring Sub to a Third Party, are found to be necessary or appropriate to the integration or simplification of the post-Merger Exelon holding company system and to effectuate the provisions of Section 11(b) of the Act; and each distribution by Exelon Generation of the cash and/or notes received by Exelon Generation on the sale of the assets listed in Exhibit G-13 to a Third Party or the assets listed in Exhibit G-14 to an Acquiring Sub shall be made to Ventures in accordance with section 1081(d) of the Code, each distribution by Ventures of such cash and/or notes shall be made to Exelon in accordance with section 1081(d) of the Code, and each distribution by Ventures of the cash and/or notes received on the sale of the Acquiring Sub stock to a Third Party shall be made to Exelon in accordance with section 1081(d) of the Code.
     The foregoing request for Code section 1081 recitals is subject to possible modification (to be detailed in an amendment to this Application) so that the subject “Divestiture Transaction” encompasses all physical assets being disposed of by the Applicants in connection with obtaining Merger-related approvals.
Item 2. Fees, Commissions And Expenses.
     The fees, commissions and expenses to be paid or incurred, directly or indirectly, in connection with the Merger, including the solicitation of proxies, registration of securities of Exelon under the Securities Act of 1933, and other related matters, are estimated to be approximately $70 million.
Item 3. Applicable Statutory Provisions.
     A. Applicable Provisions.
     Sections 6(a), 7, 8, 9, 10, 11(b)(1), 11(e), 12, 13, 32 and 33 of the Act and the rules thereunder are considered applicable to the Merger and the proposed transactions. Sections 10 and 11 of the Act are applicable to the proposed Divestiture.
     To the extent that the proposed transactions are considered by the Commission to require authorizations, exemption or approval under any section of the Act or the rules and regulations thereunder other than those set forth above, request for such authorization, exemption or approval is hereby made.
     B. Analysis of Section 11(e) Plan
     Applicants propose to effect the Generation Divestiture pursuant to a voluntary plan under Section 11(e) of the Act. To approve a Section 11(e) plan, the Commission must determine, after notice and opportunity for hearing, that the plan is both “necessary to effectuate the provisions of” Section 11(b), and “fair and equitable to the persons affected by such plan.” Northeast Utilities, Holding Co. Act Release No. 24908 (June 22, 1989), citing Valley Gas Co., 40 S.E.C. 162, 167 (Aug. 10, 1960).
     Simply stated, Section 11(e) of the Act provides a voluntary means for complying with Section 11(b) of the Act. There is nothing novel about Applicants’ use of a Section 11(e) plan. Voluntary divestiture plans have long been used by public utility holding companies to identify and divest non-compliant interests. Joel Seligman, in The Transformation of Wall Street 252 (Third Edition), described the Commission’s historical reliance on voluntary plans under Section 11(e) as a means of achieving compliance with the policies and principles of the Act:
The essence of the Commission’s enforcement strategy after 1940 involved creating incentives (and removing disincentives) so that the utilities themselves would offer acceptable divestiture and simplification plans. This was known as the 11(e) strategy, since the Holding Company Act authorized enforcement under Subsection 11(b) under either Subsection 11(d), which empowered the SEC to seek a federal district court order requiring compliance with a Commission reorganization plan, or Subsection 11(e), which authorized the SEC to approve and, if necessary, seek court approval of a reorganization plan offered by a utility. Although the threat of imposing the more draconian Subsection 11(d) was deemed “indispensable” to the enforcement of the Act by the Commission, it was employed only once in the 1940-1952 period.
Id. (footnotes omitted). Accord Hawes, Utility Holding Companies 2-20 (“Usually, . . . companies complied voluntarily by submitting a plan under Section 11(e).”). The submission of a Section 11(e) plan does not in any way limit or reduce the Commission’s authority. Rather, as explained below, the Commission must make a Section 11(b) determination in considering whether to approve a Section 11(e) plan.
     The United States Supreme Court, in American Power Co. v. SEC, 329 U.S. 90, 119 (1946), noted that: “Section 11(e) merely permits the holding companies to formulate their own programs for compliance with § 11(b)(1) or to submit plans in conformity with prior Commission orders under § 11(b), . . . .” In this regard, the Divestiture, which has been accepted by the FERC as an appropriate means of market power mitigation, fits squarely within the stated goals of Section 11(b) by ensuring that a utility system not be “so large as to impair . . . the effectiveness of regulation.”
     Applicants’ suggestion that the Commission consider the Section 11(e) Plan on a stand-alone basis is dictated by the exigencies of the circumstances, namely, that the Act is repealed effective February 8, 2006. If the Act had not been repealed, Applicants would have asked the Commission to make the Divestiture findings as part of a comprehensive order approving the Merger. As noted previously, Applicants believe the Commission could, in fact, issue such an order. Nonetheless, they recognize that a Section 11(e) plan may be the preferred approach because the Section 10(f) of the Act concerns that may prevent the Commission from issuing a Merger Order prior to the effective date of repeal do not apply to the proposed Section 11(e) Plan.
     Applicants acknowledge that the proposed Section 11(e) Plan is forward-looking and contingent on events that may take place, if at all, only after the effective date of repeal They believe, however, that there are two important points in this regard: (i) Section 1271(c) of the Energy Policy Act of 2005 expressly contemplates that parties will be able to rely post-repeal on Commission orders that have been issued prior to the effective date of repeal; and (ii) the Commission routinely issues forward-looking orders; financing orders, for example, routinely authorize a wide range of transactions that may or may not occur in the future.
     As noted above, Applicants believe the circumstances of this matter — a major merger involving an unprecedented amount of divesture and legislation that offers significant potential relief in connection with that divestiture — warrant Commission action. Applicants are asking the Commission to issue an order approving the Section 11(e) Divestiture plan before February 8, 2006. Commission inaction in this matter means that these benefits are irreparably lost.
     (a) Necessity for Plan
     As noted above, the proposed Divestiture is intended to address market power concerns under both the Federal Power Act and the 1935 Act and so, to enable the electric utility company operations of Exelon post-Merger to meet the standards of an integrated electric public-utility system.
     There does not appear to be any serious dispute that, but for repeal, the Commission would have “watchfully deferred” to the FERC’s findings concerning market power when reviewing the Merger under the standards of Section 10(b)(1) of the Act. Regardless of whether the Commission determines to issue a comprehensive Merger Order or instead focus on the Section 11(e) Plan and reserve jurisdiction over Applicants’ other requests, there is already a sufficient basis in the record to enable the Commission to conclude that the proposed Divestiture is “necessary” for purposes of mitigating market power concerns that might otherwise be associated with the Merger.

     Based on the FERC’s determinations, the Commission can similarly conclude that the Divestiture is “necessary” to ensure that the post-Merger electric-utility system is “not so large as to impair... the effectiveness of regulation.” As explained previously, the determination in this regard requires expertise in operational issues. The Commission has long recognized, and the courts have agreed, that it is appropriate for the Commission to “look to” or “watchfully” defer to the expertise of the FERC in matters such as these, involving the operation and regulation of competitive energy markets. See Madison Gas & Electric Co. v. SEC, 168 F.3d 1337, 1341-42 (D.C. 1999) (“when the SEC and another regulatory agency both have jurisdiction over a particular transaction, the SEC may ‘watchfully defer[]’ to the proceedings held before — and the result reached by — that other agency”), citing City of Holyoke Gas & Electric Department v. SEC, 972 F.2d 358 (D.C. Cir. 1992). Consistent with its precedent, the Commission therefore can properly rely on the FERC Merger Order in concluding that the proposed Divestiture is “necessary or appropriate to effectuate the provisions of Section 11(b)” of the 1935 Act.
     The Commission’s ability to rely on the FERC’s findings for purposes of anticompetitive concerns under Section 10(b)(1) is also relevant to its determinations under Section 11(b)(1). The relationship between the standards of Section 10 and 11 has been summarized in the Commission’s long-standing position that a company “cannot acquire what it cannot retain.” As the Commission, in Public Service Company of Oklahoma, Holding Co. Act Release 19090 (July 17, 1975), explained, the requirements of the two sections are integrally linked and, indeed, the purpose of Section 10 review is to avoid acquisition that would create issues for purposes of Section 11:
Sections 9 and 10 are preventive in purpose. Their essential function is to avoid recreating, by acquisition, what Section 11(b) was designed to undo or eliminate, and this statutory link is explicitly recognized in Section 10(c)(1) which prescribes that we not approve an acquisition that “is detrimental to the carrying out of the provisions of Section 11.” These reticulated provisions should be applied so as to effect their common purpose.
Although Public Service of Oklahoma involved nonutility interests, the principle applies to utility holdings as well. The Commission, in a 1978 decision, discussed this interplay at length:
The Act . . . focused on the elimination of the perceived abuses and excesses against which it was directed.
The key provision is Section 11(b) which requires the Commission, with narrow exceptions, to limit each holding company system to a single “integrated public-utility system” as defined in Section 2(a)(29). This provision has been referred to by the Supreme Court as the “heart of the Act,” and its implementation was a principal activity of the Commission during the early years of the Act’s history.
Various other provisions of the Act were designed . . . to prevent a recurrence of the practices which gave rise to the Act. * * * * * Section 10, in particular was intended to prevent acquisitions which would be “attended by the evils which have featured the past growth of holding companies.”
American Electric Power Company, Inc., Holding Co. Act Release No. 20633 (July 21, 1978) (footnotes omitted) (the “1978 Decision”).
     The 1978 Decision highlights the interrelation of the “size” standards of Sections 10(b)(1) and 11(b)(1) as means to a common end:
In the 1946 proceeding, AEP had applied for permission to acquire the stock of CSOE. There our predecessors, in a 2-1 decision, rejected AEP’s application on the basis that it did not satisfy the acquisition standards of the Act. The majority’s rationale was that “the substantially enlarged group of properties that would result from the acquisition . . . cannot be found to be ‘not so large as to impair. . . the advantages of localized management and the effectiveness of regulation.’” The opinion . . . emphasized that an essential part of the spirit of the Act was the desire to avert the process of concentration of power which had characterized the growth of holding companies.
Emphasis added. While the Commission in the 1978 Decision did approve the CSOE acquisition, it did not abandon its long-standing position that a company cannot acquire what it cannot retain. Rather, the Commission focused on changed circumstances, including changes in the state of the art.11 So, too, in this matter, would changes in the state of the art, in particular, the development of competitive wholesale energy markets under the stewardship of the FERC represent an important reason why market power — as well as geographic expanse — is an important factor in determining whether an electric-utility system is, in fact, so “large” as to impair the effectiveness of regulation. In this regard, the Divestiture that is necessary and appropriate to “avert the process of concentration of power” for purposes of Section 10(b)(1) is similarly necessary and appropriate to ensure that the acquisition that is the subject of the Section 10 review does not result in a system that is “so large . . . as to impair the effectiveness of regulation” for purposes of Section 11(b).
     The Commission has declared that “[a] plan is ‘necessary’ within the meaning of section 11(e), . . . if it accomplishes the objectives required by section 11(b) in an appropriate manner.” Midland Utilities, 24 S.E.C. 463, 475 (1946). “It thus seems clear that section 11(e) permits a company to propose particular transactions which under our ordinary practice we would not, or perhaps could not, specifically require by order under Section 11(b).” See also Mission Oil Co., 35 S.E.C. 540 (1954) (in which the Commission authorized a Section 11(e) plan to enable applicant to obtain tax relief). As explained in Northeast Utilities, supra, “The Commission has consistently held that a plan under Section 11(e) of the Act may be found “necessary” if it provides an appropriate means for achieving results required by Section 11(b) of the Act, although a different method may have been chosen, or though further action may be required to effectuate compliance with the standards of section 11(b).” Id. (footnotes omitted). The Applicants submit that the proposed Plan is a suitable means of accomplishing the required objective of assuring that the resulting system is not so large as to impair the effectiveness of regulation, and thus it meets the necessity standard of Section 11(e) of the Act.
     (b) Fairness
     Finally, there is no harm to the protected interests in the requested relief. If, for some reason, the Merger does not close, the order approving the Section 11(e) Plan will be of no effect. If, however, as Applicants anticipate, the Merger does close in the first half of 2006, the tax deferrals will contribute to the financial health of the merged company and so be in the “public interest” for purposes of the Act. Similarly, although the 1935 Act does not provide extra protection for shareholders of registered holding companies, the tax deferrals will clearly be beneficial to the interest of investors and, by bolstering the financial health of the merged company, similarly beneficial to the interests of consumers.

[11]	. In a footnote in the 1978 Decision, the Commission explained that:

change in the state of the art would serve to distinguish the 1946 Decision — even if we were disposed, which we are not, to apply concepts such as res judicata or stare decisis to the essentially regulatory and policy determinations called for in a Holding Company Act case such as this. See Union Electric Company, Holding Co. Act Release No. 18368 (April 10, 1974), 4 SEC Docket 89, 100 n. 52, aff’d sum nom. City of Cape Girardeau v. SEC, 521 F.2d 324 (C.A.D.C., 1975).
          American Electric Power, supra, n. 26.

Item 4. Regulatory Approvals
     New Jersey Board of Public Utilities (NJBPU)
     As a utility in the State of New Jersey, PSE&G is subject to the jurisdiction of the NJBPU. Under Section 48:2-51.1 of New Jersey’s public utility law, the NJBPU’s approval is required in connection with the indirect transfer of the capital stock of PSE&G resulting from the Merger. In considering the Merger, the NJBPU is required to evaluate the impact of the Merger in four areas: competition, the rates of ratepayers affected by the Merger, the employees of the affected public utility, and the provision of safe and adequate utility service at just and reasonable rates.
     On February 4, 2005, Exelon and PSE&G made the initial filing of their joint application with the NJBPU for approval of the indirect transfer of the capital stock of PSE&G resulting from the Merger. While New Jersey law does not specify a timetable for completion of the NJBPU’s review, Exelon and PSE&G expect the proceeding to be concluded in the first half of 2006.
     In addition, while not required by law to complete the Merger, Exelon and PSEG have made it a condition to the Merger that PSE&G receive an order from the NJBPU allowing PSE&G to defer certain pension and other post-retirement benefit expenses that will be recognized in connection with the purchase accounting treatment of the Merger, and providing that PSE&G’s rate recovery of pension and other post-retirement benefits will be calculated consistently with recovery of such amounts in the absence of the Merger.12 On February 4, 2005, Exelon and PSE&G made the initial filing of their joint application with the NJBPU to obtain the order.13
     New Jersey Department of Environmental Protection (NJDEP)
     Subsidiaries of PSEG own facilities in New Jersey that are industrial establishments as defined in ISRA. The parties have already filed their application with NJDEP and have received a letter of non-applicability under ISRA with respect to the Merger, the Generation Restructuring and Merger related corporate restructurings during the first quarter of 2005.14
     New York Public Service Commission (NYPSC)
     As an owner of generation facilities in the State of New York, a subsidiary of PSEG Power is subject to the jurisdiction of the NYPSC. Under Section 70 of the New York Public Service Law, the NYPSC’s written consent is required in connection with the indirect transfer of ownership interests in such subsidiary of PSEG Power in connection with the Merger. Under Section 70 of the New York Public Service Law, the NYPSC must determine whether the Merger is in the public interest. The parties have already filed their application and have received approval with the NYPSC.15
     Pennsylvania Public Utility Commission (PAPUC)

[12]	For a description of this matter, see “Risk Factors—Risks Relating to the Merger—The combined company may be unable to obtain permission from the NJBPU to recover PSE&G’s pension and other post-retirement benefit expenses, which could have an adverse effect on its cash flow and results of operations” in the Registration Statement on Form S-4 filed as Exhibit C hereto.

[13]	See Exhibit D-2 hereto.

[14]	See Exhibit D-5 hereto.

[15]	See Exhibit D-6 hereto.

     PECO and PSE&G are subject to the jurisdiction of the PAPUC. The issuance to each of PECO and PSE&G of a certificate of public convenience and necessity by the PAPUC may be required as a result of the indirect transfer of the capital stock of PSE&G in connection with the Merger under Chapters 11, 22 and 28 of the Public Utility Code of Pennsylvania. The standard for approval is whether the transaction is necessary and proper for the service, accommodation, convenience or safety of the public. This standard has been applied by the PAPUC to require that applicants demonstrate that the transaction will affirmatively promote the service, accommodation, convenience or safety of the public in some substantial way. In addition, under provisions enacted as part of Pennsylvania’s electric and natural gas restructuring legislation, the PAPUC must consider:
•	whether a proposed transaction is likely to result in anticompetitive or discriminatory conduct, including the unlawful exercise of market power, which would prevent retail electric or natural gas customers in Pennsylvania from obtaining the benefits of a properly functioning and workable competitive retail electric or natural gas market; and

•	the effect of the proposed transaction on the natural gas distribution company employees and authorized collective bargaining agreement.
     On February 4, 2005, PECO and PSE&G made the initial filing of their joint application for approval by the PAPUC under the Public Utility Code of Pennsylvania or a determination that Chapters 11, 22 and 28 are not applicable to the Merger.16
     On September 13, 2005, PECO announced that it had filed with the PAPUC a settlement of most issues raised in Pennsylvania’s review of the Merger.17  If the settlement is approved, PECO would provide $120 million over four years in rate discounts for customers and cap its rates through the end of 2010. The settlement also provides substantial funding for alternative energy and environmental projects, economic development, expanded outreach and assistance for low-income customers, and various corporate safeguards. The PAPUS administrative law judge has approved the settlement, and the matter is currently on the PAPUC agenda for January 27, 2006.
     Illinois Commerce Commission (ICC) ComEd has filed a notice with respect to the Merger with the ICC. Formal approval of the Merger by the ICC is not required.18
     Connecticut As the owner of generation stations in the State of Connecticut, PSEG Power Connecticut LLC, an indirect subsidiary of PSEG Power, is subject to the jurisdiction of the Connecticut Siting Council (“CSC”) under Connecticut public utility laws and the Connecticut Department of Environmental Protection (“CDEP”) under Connecticut environmental law. The indirect transfer of the ownership interests in these entities may require the approval of the CDEP and will require the approval of the CSC. The parties filed their application with the CSC on March 3, 2005 and received their approval. The parties intend to file their application for approval with the CDEP during the first quarter of 2005.19
     Nuclear Regulatory Commission (NRC)
     PSEG Power holds a NRC operating license for its Salem and Hope Creek nuclear generating facilities. This license authorizes PSEG Power to own and/or operate its nuclear generating facilities. The

[16]	See Exhibit D-4 hereto.

[17]	See Exhibit D-12 hereto.

[18]	See Exhibit D-3 hereto.

[19]	See Exhibit D-7 hereto.

Atomic Energy Act provides that a license may not be transferred or, in any manner disposed of, directly or indirectly, through transfer of control of any license unless the NRC finds that the transfer complies with the Atomic Energy Act and consents to the transfer. Therefore, the consent of the NRC is required for the transfer of control pursuant to the Merger of the license held by PSEG Power. The NRC will consent to the transfer if it determines that:
•	the proposed transferee is qualified to be the holder of the license; and

•	the transfer of the license is otherwise consistent with applicable provisions of laws, regulations and orders of the NRC.
     The parties have filed applications with the NRC,20 and currently expect approval in the first quarter of 2006.
     Federal Energy Regulatory Commission
     On July 1, 2005, the FERC issued the FERC Merger Order.21 The changed merger review provision implemented by the Energy Policy Act of 2005 are not applicable to the Merger. In December of 2005, the FERC issued its order on rehearing, reaffirming approval of the Transaction, as described in Item 1. Certain parties have filed notices of appeal.
     In addition Exelon and PSEG are required by the FERC order to make appropriate filings under Section 205 of the Federal Power Act to implement the transaction.
     Antitrust
     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (the “H-S-R Act”), the Merger cannot be completed until both Exelon and PSEG file a notification of the proposed transaction with the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and the Federal Trade Commission (“FTC”) and the specified waiting periods have expired or been terminated. The parties have been informed that the Antitrust Division will review the case and the FTC will not.
     The parties received a second request for information from the Antitrust Division and have certified substantial compliance with such request. The waiting period mandated by the H-S-R Act expired September 1, 2005. The Antitrust Division review continues notwithstanding such expiration but the parties do not expect a delay in closing will result.
     At any time before the Merger is completed, the Antitrust Division could challenge or seek to block the Merger under the antitrust laws, as it deems necessary or desirable in the public interest. Other competition promoting agencies with jurisdiction over the Merger could also initiate action to challenge or block the Merger. In addition, in some jurisdictions, a competitor, customer or other third party could initiate a private action under the antitrust laws challenging or seeking to enjoin the Merger, before or after it is completed. Based upon an examination of information available relating to the businesses in which the companies are engaged, Exelon and PSEG believe, with the market concentration mitigation plan they have proposed, that completion of the Merger will not violate United States or applicable foreign antitrust laws.
     The Merger may also be subject to review by the governmental authorities of various other jurisdictions under the antitrust laws of those jurisdictions.

[20]	See Exhibits D-8, D-9 and D-10 hereto.

[21]	See Exhibits D-11 hereto.

     Federal Communications Commission
     The Federal Communications Commission (“FCC”) must approve the transfer of control of telecommunications permits or licenses. The Communications Act of 1934 prohibits the transfer, assignment or disposal in any manner of any license, or any rights thereunder, to any person without authorization from the FCC. PSEG’s subsidiaries hold telecommunications licenses and, together with the appropriate subsidiaries of Exelon, will seek the necessary approvals from the FCC for the assignment of or transfer of control over such licenses in connection with the Merger. Under the Communications Act, the FCC will approve a transfer of control if it serves the public interest, convenience, and necessity.
     Private Letter Ruling of the Internal Revenue Service
     Exelon and PSEG have received a ruling from the Internal Revenue Service (“IRS”) confirming that no gain or loss will be recognized for United States federal income tax purposes with respect to the transfer of PSEG’s nuclear decommissioning trust funds as a result of the Merger.
     Exelon will request that the IRS issue a private letter ruling confirming section 1081 tax treatment in respect of the Generation Transactions as and to the extent that Exelon will seek to utilize such tax treatment in respect of the divestiture of a particular generating unit. It is possible that the IRS may require Exelon to modify aspects of the structure of the Generation Transactions to obtain the private letter ruling. The Generation Transactions are deemed to include any such modifications to the extent such modifications allow Exelon to comply with the order of the Commission on the Applications and is otherwise acceptable to Exelon.
     Except as stated above, no state or federal regulatory agency other than the Commission under the Act has jurisdiction over the proposed Merger.
     NJBPU Approval Regarding PSE&G Securities Issuances
     The NJBPU has authority under N.J.S.A. 48:3-7, N.J.S.A. 48:3-9 and N.J.S.A. 14:1-5,9 to approve the issuance of securities by PSE&G. PSE&G, a New Jersey corporation, obtains approval from the NJBPU for all of its securities issuances, including both long-term and short-term debt securities. Its existing approvals include authority to issue up to $750 million of short-term debt through January 2, 2007 (Order of Approval, Docket No. EF04101117 (December 2, 2004)). Further, PSE&G has authority to issue various long-term debt securities in an amount not to exceed $525 million through December 31, 2005. (Order of Approval, Docket No. EF03121003 (April 28, 2004)). Accordingly, PSE&G is not seeking any approval from the Commission for the issuance of exempt securities, but will rely on Rule 52(a).
Item 5. Procedure.
     The Applicants request that the Commission’s order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission’s order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consent that the Division of Investment Management may assist in the preparation of the Commission’s decision and/or order, unless the Division opposes the matters proposed herein.
Item 6. Exhibits And Financial Statements.

A.	Exhibits.

A-1	Amended and Restated Articles of Incorporation of Exelon (incorporated by reference to Exhibit 3.1 to Exelon’s Registration Statement on Form S-4, filed May 15, 2000 (File No. 333-37082))

A-2	Amendment to Amended and Restated Articles of Incorporation of Exelon (incorporated by reference to Exhibit 3.1 to Exelon’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004, filed July 28, 2004 (File No. 001-16169))

A-3	Form of Amendment to Amended and Restated Articles of Incorporation of Exelon, (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-4, filed February 10, 2005 (File No. 333-122074))

B-1	Agreement and Plan of Merger between Exelon and PSEG, dated as of December 20, 2004 (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K, filed December 21, 2004 (File No. 001-16169))

B-2	Exelon Indenture (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-3, filed March 27, 2001 (File No. 333-57540))

B-3	Exelon Generation Indenture (incorporated by reference to Exhibit 4.1 to Exelon’s Registration Statement on Form S-4, filed April 4, 2002 (File No. 333-85496))

B-4	Form of PSEG Mutual Services Agreement (to be filed by amendment)

B-5	Description of Exelon Service Providers and existing agreements under State approved affiliated interest requirements (incorporated by reference to Exhibit B-3.3 to Exelon’s Application on Form U-1, filed October 18, 2000 (File No. 70-09645))

C	Definitive joint proxy statement/prospectus, filed pursuant to rule 424(b)(3) on June 3, 2005 (File No. 333-122074) (incorporated by reference)

D-1	Joint Application of Exelon and PSEG to the FERC regarding Merger, filed February 4, 2005 (excluding exhibits and testimony, which Applicant will supply upon request of the Commission.) (to be filed by amendment)

D-2	Joint Petition of Exelon and PSE&G to the NJBPU for Approval of a Change in Control of PSE&G, and Related Authorizations, filed February 4, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-3	ComEd’s Notice of Holding Company Merger to the ICC, filed February 4, 2005 (excluding exhibits and attachments, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-4	Joint Application of PECO and PSE&G to PAPUC for Approval of the Merger of PSEG with and into Exelon, filed February 4, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-5	Joint Application of Exelon and PSEG with NJDEP for Letter of Non-Applicability under ISRA (to be filed by amendment)

D-6	Joint Application of Exelon and PSEG to NYPSC for Approval of Indirect Transfer of Ownership Interests (to be filed by amendment)

D-7	Joint Request of PSEG Power Connecticut, LLC and Exelon Corporation to CSC for Approval of Transfer of Certificate of Environmental Compatibility and Public Need, filed March 3, 2005 (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-8	Application of PSEG Nuclear LLC to NRC for Proposed License Transfer and Conforming License Amendments Relating to the Merger of PSEG and Exelon (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-9	Application of Exelon Generation to NRC for Approval of License Transfers (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-10	Application of AmerGen to NRC for Approval of Indirect License Transfers (excluding exhibits and testimony, which Applicants will supply upon request of the Commission) (to be filed by amendment)

D-11	Order of the Federal Energy Regulatory Commission of July 1, 2005, “Order Authorizing Merger Under Section 203 of the Federal Power Act.”

D-11.1	Federal Energy Regulatory Commission Order on Rehearing

D-12	Joint Petition for Settlement (PAPUC) (to be filed by amendment)

E-1	Map of combined transmission systems of Exelon and PSEG (to be filed by amendment)

E-2	Map of combined gas service territory of Exelon and PSEG (to be filed by amendment)

F	Opinions of counsel (to be filed by amendment)

G-1	Diagram of Exelon’s Post-Merger Corporate Structure (to be filed by amendment)

G-2	Diagram of Existing Corporate Structure of Exelon System (to be filed by amendment)

G-3	Diagram of Existing Corporate Structure of PSEG System (to be filed by amendment)

G-4	List of Generation Facilities Subject to Divestiture (to be filed by amendment)

G-4-1	Subject Assets: Divestiture via Sale (previously filed)

G-5	Description of all outstanding indebtedness and obligations of PSEG (to be filed by amendment)

G-6	Description of all inter-company guaranties in PSEG system (to be filed by amendment)

G-7	Analysis of Non-Utility Interests of PSEG (previously filed)

G-8	Analysis of the Economic Impact of a Divestiture of the Gas Operations of PECO Energy Company (incorporated by reference to Exhibit J-1 to Exelon’s

Application on Form U-1, filed March 16, 2000 (File No. 70-09645))

G-9	Analysis of the Economic Impact of a Divestiture of the Gas Operations of PECO and PSE&G

G-10	Additional information in connection with proposed Generational Divestiture (previously filed)

G-11	Additional information in connection with proposed Generational Divestiture (previously filed)

G-12	Additional information in connection with proposed Generational Divestiture (previously filed)

G-13	Additional information in connection with proposed Generational Divestiture (previously filed)

G-14	Additional information in connection with proposed Generational Divestiture (previously filed)

H	Proposed Form of Notice (to be filed by amendment)
        B. Financial Statements.

FS-1	Consolidated Balance Sheet of Exelon as of December 31, 2004 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 23, 2005 (File No. 1-16169))

FS-2	Consolidated Statement of Income of Exelon for the year ended December 31, 2004 (incorporated by reference to Exelon’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 23, 2005 (File No. 1-16169))

FS-3	Consolidated Balance Sheet of PSEG as of December 31, 2004 (incorporated by reference to PSEG’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 28, 2005 (File No. 1-09120))

FS-4	Consolidated Statement of Operations of PSEG for the year ended December 31, 2004 (incorporated by reference to PSEG’s Annual Report on Form 10-K for the year ended December 31, 2004, filed February 28, 2005 (File No. 1-09120))
Item 7. Information as to Environmental Effects
     The proposed transaction involves neither a “major federal action” nor “significantly affects the quality of the human environment” as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. No federal agency is preparing an environmental impact statement with respect to this matter.
Item 8. Implementation of Section 1271(c) of the Energy Policy Act of 2005
     Repeal of the Act will become effective on the “Effective Date”. Notwithstanding such effectiveness, Section 1271(c) of the Energy Policy Act of 2005 provides that tax treatment under section 1081 of the Code as a result of transactions ordered in compliance with the Act shall not be affected in any manner due to repeal of the Act or enactment of PUHCA 2005.
     In order more fully to secure for the Applicants and their subsidiaries the benefits of tax treatment under section 1081, the Applicants undertake the following:
(i) notwithstanding the effectiveness of repeal of the Act, from and after the Effective Date, to comply with the Commission’s order to divest control, securities or other assets and for other action by a company and/or subsidiary company thereof for the purpose of enabling the company or any subsidiary company thereof to comply with the provisions of subsections (b) and (e) of Section 11 of the Act (an “Implementation Order”) as to each and every condition ordered in the Implementation Order to the extent, but only to the extent, that such conditions also remain required pursuant to an order of the FERC or an order of any State or other Federal commission or an order of any State or Federal court; and
(ii) to submit to the authority of the FERC, from and after the Effective Date, in respect of such aspects of the Implementation Order that remain in force and effect (including, but without limitation, full power and authority to amend or change the surviving provisions of the Implementation Order as the FERC may deem necessary or appropriate in the circumstances).
     The Applicants consent and agree that consummation by them of the Merger shall constitute their acceptance of the survival of the Implementation Order as contemplated in this Item 8 notwithstanding the effectiveness of the repeal of the Act.

SIGNATURES
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, each of the undersigned companies has duly caused this amended Application/Declaration to be signed on its behalf by the undersigned thereunto duly authorized.
Date: January 20, 2006

Public Service Enterprise Group Incorporated	Exelon Corporation

Public Service Electric and Gas Company*	Exelon Energy Delivery Company, LLC*
PSEG Power LLC*	Exelon Business Services Company*
PSEG Energy Holdings L.L.C.*	Exelon Ventures, LLC*
PSEG Service Corporation	10 South Dearborn Street
80 Park Plaza	37th Floor
Newark, New Jersey 07102	Chicago, Illinois 60603
PECO Energy Company*
* Including one or more subsidiaries	2301 Market Street
Philadelphia, Pennsylvania 19101
Exelon Generation Company, LLC*
300 Exelon Way
Kennett Square, Pennsylvania 19348

* Including one or more subsidiaries

By Public Service Enterprise Group Incorporated		By Exelon Corporation

By:	/s/ R. Edwin Selover	By:	/s/ Elizabeth A. Moler
Name:	R. Edwin Selover	Name:	Elizabeth A. Moler
Title:	Senior Vice President and General	Title:	Executive Vice President
	Counsel		Government and Environmental Affairs
	Public Service Enterprise Group		and Public Policy
	Incorporated		Exelon Corporation
	80 Park Plaza		101 Constitution Avenue, NW
	Newark, New Jersey 07102		Suite 400 East
Washington, DC 20001

Commonwealth Edison Company*
10 South Dearborn Street
37th Floor
Chicago, Illinois 60603

By Commonwealth Edison Company

By:	/s/ J. Barry Mitchell
Name:	J. Barry Mitchell
Title:	President
One Financial Place
440 South LaSalle
Suite 3300
Chicago, Illinois 60605